SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                         ____________________

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934


                             Casmyn Corp.
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                              1476191002
                            (CUSIP Number)

                          Richard J. Emmerich
                    Global Capital Management, Inc.
                          601 Carlson Parkway
                               Suite 200
                      Minnetonka, Minnesota 55305
                            (612) 476-7200
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                           December 4, 1997
        (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                    (continued on following pages)


        2 of 6 Pages



CUSIP No. 1476191002                                      Schedule 13D


1)   Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of
     Above Persons
          Global Capital Management, Inc./FEIN 41-1625323

2)   Check the Appropriate Box if a Member of a Group  (a) [  ]
                                                       (b) [  ]

3)   SEC Use Only


4)   Source of Funds
          WC

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)             [  ]

6)   Citizenship or Place of Organization
          Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power
          1,498,129 (See Item 5)

8)   Shared Voting Power
          0

9)   Sole Dispositive Power
          1,498,129 (See Item 5)

10)  Shared Dispositive Power
          0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
          1,498,129 (See Item 5)

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     [  ]

13)  Percent of Class Represented by Amount in Row (11)
          9.9% (See Item 5)

14)  Type of Reporting Person
          CO



        3 of 6 Pages



                             SCHEDULE 13D

SECTION 1.     SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, $.04 par value ("Common Stock"), of Casmyn Corp., a Colorado corporation (the
"Issuer"). The principal executive offices of the Issuer are located at 1335 Greg Street, Unit 104, Sparks, Nevada 89431.

SECTION 2.     IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed by Global Capital Management, Inc., a Delaware corporation ("Global"). Global manages private investment vehicles. Global is the general partner of Global Bermuda Limited Partnership, a Bermuda limited partnership, and Merced Partners, L.P., a Delaware partnership (collectively, the "Partnerships"). Global is also the investment manager of Lakeshore International, Ltd., a Bermuda limited liability company (the "Offshore Fund"; the Partnerships and the Offshore Fund are referred to collectively herein as the "Investors"). The directors and executive officers of Global are Richard J. Emmerich, John D. Brandenborg, and Michael J. Frey (the "Directors"), who are principally employed, respectively, as President and Chief Executive Officer, Vice President and Treasurer, and Vice President and Secretary of Global. All of the Directors are U.S. citizens.

     The principal office of Global is located at 601 Carlson Parkway, Suite 200, Minnetonka, Minnesota 55305, which is also the business address of Messrs. Emmerich, Frey and Brandenborg.

     During the last five years, neither Global nor any of the Directors has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting it or him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SECTION 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On April 14, 1997, the Investors acquired an aggregate of 120,000 shares of the First Convertible Preferred Stock of the Issuer
(together with subsequently accumulated stock dividends, the "Preferred Stock") for an aggregate price of $3,000,000, which the Investors paid out of their working capital.



        4 of 6 Pages


SECTION 4.     PURPOSE OF TRANSACTION.

     The Investors acquired the Preferred Stock referred to in Item 3 for investment purposes.

     Neither Global nor the Directors have any plans or proposals which relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except that Global may from time to time cause the Investors to acquire Common Stock for investment purposes by converting shares of the Preferred Stock or otherwise, and may from time to time sell shares of Common Stock long or short in the market or in negotiated transactions.

SECTION 5.     INTEREST IN SECURITIES OF THE ISSUER.

     (a) Specified percentages (commencing at 10% of a holder's shares and increasing by an additional 10% each month beginning August 14, 1997) of the Preferred Stock may be converted into the number of shares of Common Stock determined by dividing (i) $25 multiplied by the number of shares of the Preferred Stock being converted, plus accrued and unpaid dividends on such shares, by (ii) a conversion price equal to the lowest trading price of Common Stock during a "lookback period" reduced by a specified percentage (increasing in monthly increments from 8.5% in August 1997 to 39% in September 1998). After September 1998, the conversion price shall be the lesser of (x) 61% of the average closing price of Common Stock during September 1998 or (y) the conversion price set forth in the immediately preceding sentence. The Preferred Stock also carries an 8% dividend to be paid in additional shares of the Preferred Stock. Consequently, the number of shares of Common Stock into which the Preferred Stock may be converted is not fixed until the time of conversion.

          Notwithstanding the foregoing, pursuant to an agreement with the Issuer, the Investors cannot convert the Preferred Stock into Common Stock to the extent that, after giving effect to the conversion, the Investors would beneficially own 10% or more of the outstanding Common Stock. In view of that limitation, Global disclaims beneficial ownership of 10% or more of the outstanding Common Stock.

          As of December 4, 1997, Global was the beneficial owner of 794,533 shares of Common Stock (by reason of the Investors' right to convert the Preferred Stock for that number of shares of Common Stock within 60 days after that date).
          Based upon the Issuer's Form 10-Q/A for the quarter ended
          June 30, 1997, the Issuer had 13,483,167 shares of Common Stock outstanding as of August 1, 1997. Based upon that number of shares and treating as also outstanding the 794,533 shares of Common Stock into which the Investors' Preferred Stock will be convertible, Global would be deemed to be the beneficial owner of 5.6% of the Issuer's outstanding Common Stock.

          As of the date hereof, Global was the beneficial owner of no more than 1,498,129 shares of Common Stock (by reason of the Investors' right to convert the Preferred Stock for up to that number of shares of Common Stock within 60 days after that date) due to the 10% limitation described above. Based upon the Issuer's Form 10-Q/A for the quarter ended June 30, 1997, the Issuer had 13,483,167 shares of Common Stock outstanding as of August 1, 1997. Based upon that number of shares and treating as also outstanding the 1,498,129 shares of Common Stock into which the Investors' Preferred Stock will be convertible, Global would be deemed to be the beneficial owner of 9.9% of the Issuer's outstanding Common Stock.



        5 of 6 Pages




     (b) Global would have the sole power to vote and to dispose of any shares of Common Stock issued upon conversion of the Preferred Stock.

     (c) No transactions in Common Stock were effected by the Investors during the sixty (60) days prior to December 4, 1997 or the date hereof.

     (d) No person other than the Investors would have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock issued upon conversion of the Preferred Stock.

     (e)  Not applicable.

SECTION 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 herein with respect to securities of the Issuer (other than contracts, arrangements, understandings and relationships generally applicable to portfolio securities of the Investors, such as the partnership agreements of the Partnerships and the investment management agreement between Global and the Offshore Fund). There are no contracts, arrangements, understandings or relationships between such persons and any other person with respect to any securities of the Issuer, except for agreements entered into between the Investors and the Issuer in connection with the Investors' acquisition of the Preferred Stock.

SECTION 7.     MATERIAL TO BE FILED AS EXHIBITS.

     No exhibits are required to be filed as part of this Schedule
13D.



        6 of 6 Pages



                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date:  December 19, 1997    GLOBAL CAPITAL MANAGEMENT, INC.


                             By:  /s/ John D. Brandenborg
                             Name:   John D. Brandenborg
                             Title:  Vice-President